Exhibit 99.1

TECO Energy, Inc.

Investment Considerations

The following are certain factors that could affect TECO Energy’s future results. They should be considered in connection with evaluating forward-looking statements contained in TECO Energy’s Quarterly Report on Form 10-Q for the quarter ended Jun. 30, 2005, and otherwise made by or on behalf of TECO Energy because these factors could cause actual results and conditions to differ materially from those projected in those forward-looking statements.

Financing Risks

We have substantial indebtedness, which could adversely affect our financial condition and financial flexibility.

We have significant indebtedness, which has resulted in an increase in the amount of fixed charges we are obligated to pay. The level of our indebtedness and restrictive covenants contained in our debt obligations could limit our ability to obtain additional financing or refinance existing debt and could prevent the repayment of subordinated debt and the payment of dividends if those payments would cause a violation of the covenants.

We and Tampa Electric must meet certain financial tests as defined in the applicable agreements to use our and its respective credit facilities. Also, we, Tampa Electric and other operating companies have certain restrictive covenants in specific agreements and debt instruments. The restrictive covenants of our subsidiaries could limit their ability to make distributions to us, which would further limit our liquidity. Please see the “Credit Facilities” and “Covenants in Financing Agreements” sections and “Significant Financial Covenants” table in the “Liquidity, Capital Resources” section of “Management’s Discussion & Analysis of Financial Condition & Results of Operations” section of our periodic reports filed with the SEC, including our Current Report on Form 8-K dated May 23, 2005 and our Quarterly Report on Form 10-Q for the fiscal quarter ended Jun. 30, 2005 for descriptions of these tests and covenants.

As of Jun. 30, 2005, we were in compliance with required financial covenants, but we cannot assure you that we will be in compliance with these financial covenants in the future. Our failure to comply with any of these covenants or to meet our payment obligations could result in an event of default which, if not cured or waived, could result in the acceleration of other outstanding debt obligations. We may not have sufficient working capital or liquidity to satisfy our debt obligations in the event of an acceleration of all or a portion of our outstanding obligations. In addition, if we had to defer interest payments on our subordinated notes underlying the outstanding trust preferred securities, we would be prohibited from paying cash dividends on our common stock until all unpaid distributions on those subordinated notes were made.

We also incur obligations in connection with the operations of our subsidiaries and affiliates that do not appear on our balance sheet. These obligations take the form of guarantees, letters of credit and contractual commitments, as described under “Off Balance Sheet Financing” and “Liquidity, Capital Resources” of the “Management’s Discussion & Analysis of Financial Condition & Results of Operations” section of our periodic reports filed with the SEC, including our Current Report on Form 8-K dated May 23, 2005 and our Quarterly Report on Form 10-Q for the quarter ended Jun. 30, 2005. In addition, our unconsolidated affiliates have incurred non-recourse debt. Although we are not obligated on that debt, our investments in those unconsolidated affiliates are at risk if the affiliates default on their debt.

Our financial condition and ability to access capital may be materially adversely affected by ratings downgrades.

Our senior unsecured debt is rated below investment grade by Standard & Poor’s, or S&P, at BB with a stable outlook, by Moody’s Investor’s Services, or Moody’s, at Ba2 with a stable outlook and by Fitch Ratings, or Fitch, at BB+ with a stable outlook. The senior unsecured debt of Tampa Electric Company is rated by S&P at BBB- with a stable outlook, by Moody’s at Baa2 with a stable outlook and by Fitch at BBB+ with a stable outlook. Any downgrades by the rating agencies may affect our ability to borrow, may change requirements for future collateral or margin postings and may increase our financing costs, which may decrease our earnings. We also may experience greater interest expense than we may have otherwise if, in future periods, we replace maturing debt with new debt bearing higher interest rates due to any such downgrades. In addition, downgrades could adversely affect our relationships with customers and counterparties.

As a result of past rating actions, our subsidiaries were required to post collateral with counterparties to transact in the forward markets for electricity and gas. At Jun. 30, 2005, because of our actions in 2004 to reduce our exposure to merchant power and to exit the energy services and products businesses, we have minimal exposure to additional calls for collateral. At current ratings, Tampa Electric and Peoples Gas System are able to purchase gas and electricity without providing collateral. If the ratings of Tampa Electric Company declined to below investment grade, Tampa Electric and Peoples Gas System could be required to post collateral to support their purchases of gas and electricity.

If we are unable to limit capital expenditure levels as forecasted, our financial condition and results could be adversely affected.

Part of our plan includes capital expenditures at the operating companies at maintenance levels plus identified capital expenditures for compliance with our environmental consent decree for the next several years. We cannot be sure that we will be successful in limiting capital expenditures to the planned amount. If we are unable to limit capital expenditures to the forecasted levels, we may need to draw on credit facilities, access the capital markets on unfavorable terms or ultimately sell additional assets to improve our financial position. We cannot be sure that we will be able to obtain additional financing or sell such assets, in which case our financial position, earnings and credit ratings could be adversely affected.

Because we are a holding company, we are dependent on cash flow from our subsidiaries, which may not be available in the amounts and at the times we need it.

We are a holding company and are dependent on cash flow from our subsidiaries to meet our cash requirements that are not satisfied from external funding sources. Some of our subsidiaries have indebtedness containing restrictive covenants which, if violated, would prevent them from making cash distributions to us. In particular, certain long-term debt at Peoples Gas System prohibits payment of dividends to us if Tampa Electric Company’s consolidated shareholders’ equity is lower than $500 million. At Jun. 30, 2005, Tampa Electric Company’s consolidated shareholders’ equity was approximately $1.7 billion. Also, our wholly owned subsidiary, TECO Diversified, Inc., the holding company for TECO Transport, TECO Coal and TECO Solutions, has a guarantee related to a coal supply agreement that could limit the payment of dividends by TECO Diversified to us.

Various factors could affect our ability to sustain our dividend.

Our ability to pay a dividend, or sustain it at current levels, could be affected by such factors as the level of our earnings and therefore our dividend payout ratio, and pressures on our liquidity, including unplanned debt repayments, unexpected capital, shortfalls in operating cash flow and negative retained earnings. These are in addition to any restrictions on dividends from our subsidiaries to us discussed above. The Public Utility Holding Company Act of 1935 (PUHCA) restricts the payment of distributions from capital for registered companies. However, we are not subject to such restrictions because we are exempt from registration under PUHCA.

We are vulnerable to interest rate changes and may not have access to capital at favorable rates, if at all.

A portion of our debt bears interest at variable rates, including the floating rate notes. Increases in interest rates therefore may require a greater portion of our cash flow to be used to pay interest. In addition, changes in interest rates and capital markets generally affect our cost of borrowing and access to these markets.

Merchant Power Project Risks

The status of our investments in the suspended Dell and McAdams plants is subject to uncertainties which could result in additional impairments.

Our investments in the Dell and McAdams power plants were written down to reflect current fair market value as of Dec. 31, 2004. We are pursuing the sale of these plants and in June 2005 one of our indirect subsidiaries entered into an agreement for the sale of the Dell Power Station, which we expect to complete in the third quarter of 2005. Because the write-offs were to estimated fair market value, there is a risk of further impairment should we be unable to sell the McAdams Power Station, or complete the sale of the Dell Power Station as expected, or otherwise obtain our estimated market value for them.

General Business and Operational Risks

General economic conditions may adversely affect our businesses.

Our businesses are affected by general economic conditions. In particular, the projected growth in Tampa Electric’s service area and in Florida is important to the realization of Tampa Electric’s and Peoples Gas System’s respective forecasts for annual energy sales growth. An unanticipated downturn in the Tampa Electric service area’s or in Florida’s economy could adversely affect Tampa Electric’s or Peoples Gas System’s expected performance.

Our unregulated businesses, TECO Transport, TECO Coal and TECO Guatemala, are also affected by general economic conditions in the industries and geographic areas they serve, both nationally and internationally.

Potential competitive changes may adversely affect our regulated electric and gas businesses.

The U.S. electric power industry has been undergoing restructuring. Competition in wholesale power sales has been introduced on a national level. Some states have mandated or encouraged competition at the retail level and, in some situations, required divestiture of generating assets. While there is active wholesale competition in Florida, the retail electric business has remained substantially free from direct competition. Although not expected in the foreseeable future, changes in the competitive environment occasioned by legislation, regulation, market conditions or initiatives of other electric power providers, particularly with respect to retail competition, could adversely affect Tampa Electric’s business and its performance.

The gas distribution industry has been subject to competitive forces for several years. Gas services provided by Peoples Gas System are now unbundled for all non-residential customers. Because Peoples Gas System earns margins on distribution of gas but not on the commodity itself, unbundling has not negatively impacted Peoples Gas System’s results. However, future structural changes that we cannot predict could adversely affect Peoples Gas System.

Our electric and gas businesses are highly regulated, and any changes in regulatory structures could lower revenues or increase costs or competition.

Tampa Electric and Peoples Gas System operate in highly regulated industries. Their retail operations, including the prices charged, are regulated by the Florida Public Service Commission, and Tampa Electric’s wholesale power sales and transmission services are subject to regulation by the Federal Energy Regulatory Commission. Changes in regulatory requirements or adverse regulatory actions could have an adverse effect on Tampa Electric’s or Peoples Gas System’s financial performance by, for example, increasing competition or costs, threatening investment recovery or impacting rate structure.

Our businesses are sensitive to variations in, and extreme, weather and have seasonal variations.

Most of our businesses are affected by variations in general weather conditions and unusually severe weather. Tampa Electric’s and Peoples Gas System’s energy sales are particularly sensitive to variations in weather conditions. Those companies forecast energy sales on the basis of normal weather, which represents a long-term historical average. Significant variations from normal weather could have a material impact on energy sales. Unusual weather, such as hurricanes like those experienced in 2004, could adversely affect operating costs and sales and cause damage to our facilities, requiring additional costs to repair.

Peoples Gas System, which has a typically short but significant winter peak period that is dependent on cold weather, is more weather-sensitive than Tampa Electric, which has both summer and winter peak periods. Mild winter weather in Florida can be expected to negatively impact results at Peoples Gas System.

Variations in weather conditions also affect the demand and prices for the commodities sold by TECO Coal. TECO Transport is also impacted by weather because of its effects on the supply of and demand for the products transported. Severe weather conditions could interrupt or slow service and increase operating costs of those businesses.

Commodity price changes may affect the operating costs and competitive positions of our businesses.

Most of our businesses are sensitive to changes in coal, gas, oil and other commodity prices. Any changes could affect the prices these businesses charge, their operating costs and the competitive position of their products and services.

In the case of Tampa Electric, fuel costs used for generation are affected primarily by the cost of coal and gas. Tampa Electric is able to recover the cost of fuel through retail customers’ bills, but increases in fuel costs affect electric prices and, therefore, the competitive position of electricity against other energy sources.

The ability to make sales and the margins earned on wholesale power sales are affected by the cost of fuel to Tampa Electric, particularly as it compares to the costs of other power producers.

In the case of Peoples Gas System, costs for purchased gas and pipeline capacity are recovered through retail customers’ bills, but increases in gas costs affect total retail prices, and therefore, the competitive position of Peoples Gas System relative to electricity, other forms of energy and other gas suppliers.

We rely on some transmission and distribution assets that we do not own or control to deliver wholesale electricity, as well as natural gas. If transmission is disrupted, or if capacity is inadequate, our ability to sell and deliver electricity and natural gas may be hindered.

We depend on transmission and distribution facilities owned and operated by other utilities and energy companies to deliver the electricity and natural gas we sell to the wholesale and retail markets, as well as the natural gas we purchase for use in our electric generation facilities. If transmission is disrupted, or if capacity is inadequate, our ability to sell and deliver products and satisfy our contractual and service obligations may be hindered.

The Federal Energy Regulatory Commission has issued regulations that require wholesale electric transmission services to be offered on an open-access, non-discriminatory basis. Although these regulations are designed to encourage competition in wholesale market transactions for electricity, there is the potential that fair and equal access to transmission systems will not be available or that sufficient transmission capacity will not be available to transmit electric power as we desire. We cannot predict the timing of industry changes as a result of these initiatives or the adequacy of transmission facilities. Likewise, unexpected interruption in upstream natural gas supply or transmission could affect our ability to generate power or deliver natural gas to local distribution customers.

The uncertain outcome regarding the creation of regional transmission organizations, or RTOs, may impact our operations, results or financial condition.

There continue to be proposals regarding development of RTOs, which would independently control the transmission assets of participating utilities in peninsular Florida. Given the regulatory uncertainty of the ultimate timing, structure and operations of any RTOs or an alternate combined transmission structure, we cannot predict what effect their creation will have on our future operations, results or financial condition.

We may be unable to take advantage of our existing tax credits and deferred tax benefits. Additionally, our earnings from outside investors in the non-conventional fuels production facilities may be impacted by domestic oil prices.

We have generated significant tax credits and deferred tax assets that are being carried over to future periods to reduce future cash payments for income tax. Our ability to utilize the carry-over credits and deferred tax assets is dependent upon sufficient generation of future taxable income.

We derive a portion of our net income from Section 29 tax credits related to the production of non-conventional fuels. Although we have sold 98% of our interest in the synthetic fuel production facilities, the amounts we realize from the sales and our continuing operations of the facilities on behalf of the third-party owners are dependent on the continued availability to the purchasers of the tax credits. The availability of the Section 29 tax credits to those purchasers could be negatively impacted by administrative actions of the Internal Revenue Service or the U.S. Treasury or changes in law, regulation or administration. In addition, although we have partially hedged against it, the tax credits to the purchasers of our non-conventional fuels production facilities could be limited if annual average domestic oil prices in 2005, as measured by the Department of Energy reference price, exceed an estimated $52 per barrel, which is the approximate equivalent of $57 per barrel on NYMEX. Any such limitation could adversely affect our earnings and cash flows through the life of the tax credits, which are scheduled to expire at the end of 2007.

Impairment testing of certain long-lived assets and goodwill could result in impairment charges.

We test our long-lived assets and goodwill for impairment annually or more frequently if certain triggering events occur. Should the current carrying values of any of these assets not be recoverable, we would incur charges to write down the assets to fair market value.

Problems with operations could cause us to incur substantial costs.

Each of our subsidiaries is subject to various operational risks, including accidents, or equipment failures and operations below expected levels of performance or efficiency. As operators of power generation facilities, our subsidiaries could incur problems such as the breakdown or failure of power generation equipment, transmission lines, pipelines or other equipment or processes that would result in performance below assumed levels of output or efficiency. Our outlook assumes normal operations and normal maintenance periods for our operating companies’ facilities.

Our international projects and the operations of TECO Transport are subject to risks that could result in losses or increased costs.

Our international projects involve numerous risks that are not present in domestic projects, including expropriation, political instability, currency exchange rate fluctuations, repatriation restrictions, and regulatory and legal uncertainties. Our international subsidiaries attempt to manage these risks through a variety of risk mitigation measures, including specific contractual provisions, obtaining non-recourse financing and obtaining political risk insurance where appropriate.

Guatemala, similar to many countries, has been experiencing increasing fuel and corresponding electricity prices. As a result, TECO Guatemala’s operations are exposed to increased risks as the country’s government and regulatory authorities seek ways to reduce the cost of energy to its consumers.

TECO Transport is exposed to operational risks in international ports, primarily due to its need for suitable labor and equipment to safely discharge its cargoes in a timely manner. TECO Transport attempts to manage these risks through a variety of risk mitigation measures, including retaining agents with local knowledge and experience in successfully discharging cargoes and vessels similar to those used by TECO Transport.

Changes in the environmental laws and regulations affecting our businesses could increase our costs or curtail our activities.

Our businesses are subject to regulation by various governmental authorities dealing with air, water and other environmental matters. Changes in compliance requirements or the interpretation by governmental authorities of existing requirements may impose additional costs on us or require us to curtail some of our businesses’ activities.

We are currently defending lawsuits in which we could be liable for damages and responding to an informal inquiry of the SEC.

A number of securities class action lawsuits were filed in August, September and October 2004 against us and certain of our current and former officers by purchasers of our securities during the period Oct. 30, 2001 to Feb. 4, 2003. These suits, which were filed in the U.S. District Court for the Middle District of Florida, allege disclosure and financial reporting violations under the Securities Exchange Act of 1934. These actions seek unspecified damages. These actions were consolidated, and on Feb. 1, 2005, the court entered its order appointing the lead plaintiff group, the lead plaintiff for the class and lead counsel. The lead plaintiffs filed their amended consolidated complaint on May 3, 2005. We filed our motion to dismiss on Jul. 25, 2005 and the plaintiffs have 60 days to file a response.

In addition, in connection with an SEC informal inquiry resulting from a letter from the former non-equity member in the project entity for the Commonwealth Chesapeake Power Station raising issues related to the arbitration proceeding involving that project, the SEC has requested additional information primarily related to the allegations made in these securities class action lawsuits, focusing on various merchant plant investments and related matters. We are cooperating with the SEC and have provided the SEC with significant information in accordance with an agreed upon schedule and process.

In March 2001, TECO Wholesale Generation, Inc. (TWG) (under its former name of TECO Power Services Corporation) was served with a lawsuit filed in Hillsborough County Florida, by a Tampa-based firm named Grupo Interamerica, LLC, or Grupo, in connection with a potential investment in a power project in Colombia in 1996. Grupo alleged, among other things, that TWG breached an oral contract with Grupo. On Aug. 3, 2004, the trial court granted TWG’s motion for summary judgment, leaving only one count remaining in the lawsuit. On Oct. 18, 2004, TWG’s motion for summary judgment on the remaining count was granted. The plaintiffs have appealed. Oral argument in the case has been scheduled for Sep. 13, 2005, and we expect the appellate court would render a decision by the end of 2005.

On Aug. 30, 2004, a Colombian trade union (the Union), which was to have been the owner/lessor of the power plant if the transaction had been consummated, filed a demand for arbitration in Colombia pursuant to provisions of a confidentiality and exclusivity agreement between the Union and an indirect subsidiary of TWG, TPS International Power,

Inc., or TPSIP, alleging breach of contract and seeking damages of approximately $50 million. Both we and TWG were also named, although neither of us was a party to the confidentiality and exclusivity agreement. Grupo is funding this arbitration pursuant to a contract under which Grupo would share in the recovery 75% to Grupo and 25% to the Union. The parties’ arbitrators have been selected by the parties. TPSIP has filed a counterclaim seeking to limit recovery to the amount of recovery, if any, that will go to the Union to the 25% it has agreed to under its arrangement with Grupo. The applicable Colombian statute only allows recovery by the aggrieved party (the Union in this case) and reimbursement by Grupo of the costs of the Union’s recovery. On Apr. 26, 2005, the arbitration panel dismissed us and TWG as parties for lack of jurisdiction; accepted TPSIP’s counterclaim and established the arbitrator’s fees at $0.7 million which have all been paid by Grupo. Grupo and the Union have stated their claim and filed the agreement between them, which in addition to the allocation of the proceeds of recovery 75% to Grupo and 25% to the Union, further requires that Grupo pay the Union $10 million if a proceeding had not been filed in Colombia by a date certain. Discovery has not begun but consists of paper filings. This proceeding may take 18 to 24 months, and there is greater uncertainty of the outcome of this proceeding due to the venue and rules of the arbitration being governed by a foreign jurisdiction.

Tampa Electric is a defendant in three lawsuits that were filed in 2003 in the Circuit Court in Hillsborough County by residents in the areas surrounding certain transmission structures. In April 2005, a fourth lawsuit by another group of residents who live in the vicinity of large transmission lines was filed in the Circuit Court in Hillsborough County and has been consolidated with the Jorissen case, one of the previously filed lawsuits. These transmission structures were put in place by Tampa Electric to move electricity to the northwest part of its service territory where significant population growth has been experienced. The plaintiffs in the initial three lawsuits sought class action status, which was denied. The three cases are pending before two separate judges. Summary judgment denying injunctive relief (non-monetary relief) has been granted in one of the cases and motions for summary judgment in the other two cases (Shaw and Jorissen), which were consolidated, were denied. The cases are presently scheduled for trial in September 2005, but Tampa Electric believes that they will be scheduled for a later date. Recently, the two consolidated cases have been severed, and Tampa Electric has filed new motions for partial summary judgment on injunctive relief in both of the cases. The motion for partial summary judgment in the Jorissen case was argued on Aug. 4, 2005, and the Court took it under advisement to rule at a later date. On Aug. 3, 2005, the Court denied the Shaw plaintiffs’ motion to amend their complaint to add punitive damages.

We intend to vigorously defend all of these proceedings. However, we cannot predict the ultimate resolution of any of these matters at this time, and there can be no assurance that these matters will not have a material adverse impact on our financial condition or results of operations.